Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Nippon Steel & Sumitomo Metal Corporation

Subject Company: Nisshin Steel Co., Ltd. (SEC File No. 132-02821)

1

Integrate & Enhance NSSMC Group's Stainless Steel Sheet Business



Make Nisshin* a wholly owned subsidiary of NSSMC
Integrate stainless steel sheet business of NSSMC, Nisshin & NSSC**
May 16, 2018 Execution of Share Exchange Agreement
(Nisshin : NSSMC = 1 : 0.71)
Jan 1, 2019 (planned) Conducting the Share Exchange
Synergy effect
approx. ¥10 bil./year
May 16, 2018 Execution of the Basic Agreement
Apr 1, 2019 (planned) Integration of Stainless Business
Current investment ratio 51% +
Additional acquisition by share exchange 49%
NIPPON STEEL & SUMITOMO METAL CORPORATION
Wholly-owned subsidiary
Wholly owned subsidiary
Titanium & Specialty stainless steel
Stainless steel
Titanium
Stainless Shapes
Special stainless steel sheet (partly)
Naoetsu Works
Business assumption
OEM
NISSHIN STEEL
NSSC
Ordinary steel
Special steel
Stainless Steel
Integration of Stainless steel sheet business
Stainless steel pipe & tube
Stainless steel sheet (sheet, plate)
Shunan Works, Kinuura Works
Business assumption
Stainless steel sheet & coil
Stainless steel plate
Stainless steel wire rod & bar

*Nisshin Steel Co., Ltd **Nippon Steel & Sumikin Stainless Steel Cooperation

© 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

NIPPON STEEL & SUMITOMO METAL CORPORATION

Combine respective strengths & maximize synergy effect at an early stage Making Nisshin A Wholly Owned Subsidiary Allocation ratio in the Share Exchange Nisshin : NSSMC = 1 : 0.71 May 16, 2018 Execution of the Share Exchange Agreement (NSSMC and Nisshin) Dec. 2018 Extraordinary shareholders meeting to approve the Share Exchange Agreement (Nisshin) Dec 26, 2018 　 Delisting from the Tokyo Stock Exchange, Inc. (Nisshin) Jan 1, 2019 Conducting the Share Exchange (the effective date) Schedule Valuation reports regarding the share exchange ratio from independent third-party valuation agents Fairness opinion to the effect that the share exchange ratio is reasonable from financial viewpoints Advice from independent law firms Measure to ensure fairness Acceralate the mutual utilization of management resources & deepen ties further Unanimous approval of directors and auditors (other than the interested auditors) at Nisshin Obtaining a report from a disinterested Third-Party Committee at Nisshin (the Third-Party Committee submitted to Nisshin Steel board of directors a report dated today, that found the Share Exchange was not disadvantageous to Nisshin Steel minority shareholders) Measure to avoid conflicts of interest (planned) (planned) (planned)

Trend of Share Prices Share price (right axis) Share price (right axis)

Trend of Share Price Ratio Share price ratio Nisshin / NSSMC Allocation ratio in the Share Exchange 0.71 The reference date (May 15)=0.60 17.5% 25.6% 22.1% 19.1% 18.2%

Business Environment of Stainless Steel Over capacity in China & ongoing substantial global over supply situation Protectionism in US, EU & ASEAN Generation of new demand & shrinkage of existing demand caused by industrial structure change The rise of integrated manufacturer (from mining of nickels to final products) Increasing giant manufacturer Integration of stainless steel sheet business Special stainless steel business Stainless steel business (incl.pipe & tube) Sales Volume approx. 0.03 (MMT/year) 0.56 (MMT/year) 0.97 (MMT/year) Net Sales ¥175.0 bil./year ¥258.8 bil./year Ordinary Profit ¥9.1 bil./year ¥22.2 bil./year Supply Demand (FY2017)

Accelerate customers’ value creation by combining intellect of specialists in stainless steel business Establish a solid presence as the world leading company in stainless steel business Goal of Stainless Steel Sheet Business’ Integration Formidable technological superiority Establish foundation for robust profitability Integrate 3 companies’ strengths in operation, R&D, & solution provision Stainless steel for auto engine parts (hot-end), High-strength stainless steel , Nonmagnetic stainless steel Stainless steel for auto, Original resource saving stainless steel ex. NSSC® FW Series, NSSC® 2120 (lean duplex) Fine-grained stainless steel Optimize management system Expand best practice Establish optimal & lean production framework Enhance procurement strategy

Manufacturing Bases in Japan



Blue : NSSMC
Green : NSSC
Gray : NISC (NIPPON STEEL & SUMIKIN COATED SHEET CORPORATION)
Red : Nisshin Steel
: Stainless steel manufacturing locations
: Blast furnace
Inner volume (m3)
: Electric furnace
*Kure No.2 Blast Furnace will Stop operation (FY2023)
2150 5000
* YES
Yawata
Tobata Area
Kokura Area**
Yawata Area
* Yawata Environment-friendly Smelter
**Kokura No.2 Blast Furnace will cease operation (End of FY2020)
NSSC Yawata
Nisshin Shunan
2650 2080
Kure*
Nisshin Stainless Steel Tubing (Amagasaki)
Osaka
Amagasaki
NISC Amagasaki
Osaka
Hirohata
NISC Shunan
Naoetsu
2902
Muroran
Kamaishi
5370 5370
Kashima
NSSC Kashima
NISSHIN STEEL A&C CO., LTD. Ichikawa
NISC Funabashi
4500 5555
Kimitsu
Kimitsu Area
Tokyo Area*
*Tokyo area will cease operation and transfer its production to Wakayama Works (May 2020)
5775 5775
Oita
Oita Area
Hikari Area
NSSC Hikari
Touyo
3700 2700
Wakayama
Wakayama Area
Sakai Area
Kainan Area
NISC Sakai
Sakai
Nisshin Kinuura
5443 4300
Nagoya

NIPPON STEEL & SUMITOMO METAL CORPORATION

© 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

8

When NSSMC conducts the Share Exchange with Nisshin Steel, in relation thereto, NSSMC will file a registration statement on Form F-4 with the SEC. Form F-4 will include a prospectus and other documents. When Form F-4 is filed and becomes effective, the prospectus filed as part of Form F-4 will be sent to the U.S. shareholders of Nisshin Steel before the date of shareholders meeting wherein voting rights are scheduled to be exercised to approve the Share Exchange. Form F-4 and the prospectus to be filed will contain important information, such as information on NSSMC and Nisshin Steel, information on the Share Exchange, and other related information. The U.S. shareholders of Nisshin Steel are kindly requested to carefully read Form F-4, the prospectus, and other documents that will be filed with the SEC in relation to the Share Exchange, before exercising their voting rights relating to the Share Exchange at the shareholders meeting. All documents to be filed with the SEC in relation to the Share Exchange will be publicized free of charge on the SEC website at www.sec.gov after filing thereof. Furthermore, such documents will be mailed free of charge upon request. Below is the contact information for mailing such a request.

Contact for inquiries about the Share Exchange:

Company name:	Nippon Steel & Sumitomo Metal Corporation	Company name:	Nisshin Steel Co., Ltd.
Address:	6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	Address:	4-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo
Contact person:	Fumiaki Onishi, General Manager, Public Relations Center	Contact person:	Mitsuhiro Murashita, PR Team and Secretary of General Administration Dept.
TEL:	03-6867-2130	TEL:	03-3216-5566
E-mail:	ohnishi.x97.fumiaki@jp.nssmc.com	E-mail:	murashita.m977@nisshin-steel.co.jp

Any statements in this document. other than those of historical facts, are forward-looking statements about future performance of Nippon Steel & Sumitomo Metal Corporation and its group companies, which are based on management's assumptions and beliefs in light of information currently available, and involve risks and uncertainties. Actual results may differ materially from these forecasts.

© 2018 NIPPON STEEL & SUMITOMO METAL CORPORATION All Rights Reserved.

NIPPON STEEL & SUMITOMO METAL CORPORATION